Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	VIA EDGAR

November 22, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Loan Lauren P. Nguyen

Re:	CymaBay Therapeutics, Inc.

Amendment No. 3 to Registration Statement on Form 10-12(g)

Filed November 8, 2013

File No. 000-55021

Dear Ms. Nguyen:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, CymaBay Therapeutics, Inc. (the “Company”), is Amendment No. 4 to the Company’s registration statement on Form 10 (“Fourth Amended Registration Statement”). The Fourth Amended Registration Statement updates the Company’s registration statement on Form 10 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.

The Fourth Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 20, 2013, with respect to Amendment No. 3 to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 4 to the Registration Statement.

Staff Comments and Company Responses

Security Ownership of Certain Beneficial Owners and Management, page 70

1. We note your response to our prior comment 3 that a group of three directors makes the voting and investment decisions with respect to the AltaBiopharma entities’ stock by a majority vote. Please revise footnote 13 to this table to disclose this structure and the names of the three directors

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5059 F: (650) 849-7400

United States Securities and Exchange

Commission

November 22, 2013

Page Two

Response: The Company has added the disclosure requested in the Staff’s comment to footnote 13 on page 72 of the Fourth Amended Registration Statement.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Fourth Amended Registration Statement or this response letter to me at (650) 843-5062.

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc:	Harold Van Wart, CymaBay Therapeutics, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5059 F: (650) 849-7400